SEC

23003324

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SEC Mail Processing
FEB 28 2023
Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67786 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/22** (MM/DD/YY) AND ENDING **12/31/22** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lazard Middle Market LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based participant

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**80 South Eighth Street, Suite 2700**
(No. and street)

| **Minneapolis** | **MN** | **55402** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FORM

| **Kyle Pecha** | **(612) 371-6533** | **kyle.pecha@lazard.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Filing*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **50 South Sixth Street, Suite 2800** | **Minneapolis** | **MN** | **55402-1538** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **October 20, 2003** | **34** |
|---|---|
| (Date of Registration with PCAOB, if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual report be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

FINANCIAL STATEMENTS AS OF AND FOR THE
YEAR ENDED DECEMBER 31, 2022,
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2022, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed **CONFIDENTIAL** in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934. A statement of financial condition bound
separately has been filed simultaneously herewith
as a Public Document.

## LAZARD MIDDLE MARKET LLC

### TABLE OF CONTENTS



** *To request confidential treatment of certain portions of this filing, see Section 240.17a-f(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## AFFIRMATION

I, Kyle A. Pecha, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lazard Middle Market LLC (the "Company"), as of December 31, 2022, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Senior Vice President and Controller

Subscribed to before me this 23 day of February, 2023.

Andrea C.R. Carter
Notary Public

ANDREA C R CARTER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2027

Deloitte.

**Deloitte & Touche LLP**
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel:+1 612 397 4000
Fax:+1 612 397 4450
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Lazard Middle Market LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, and Lynner, LLC) (the "Company") as of December 31, 2022, and the related statement of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Emphasis of a Matter

As discussed in Note 1 to the financial statements, Lazard Freres completed an entity restructuring that resulted in the operations of Lazard Middle Market LLC being transferred to Lazard Freres effective January 1, 2023.

### Report on Supplemental Schedules

The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our

audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 24, 2023

We have served as the Company's auditor since 2007.

# LAZARD MIDDLE MARKET LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2022

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 56,704,899 |
| DUE FROM AFFILIATES | 7,981,290 |
| ACCOUNTS RECEIVABLE, Net | 743,632 |
| FIXED ASSETS, Net | 664,193 |
| PREPAID AND OTHER ASSETS | 1,791,423 |
| TOTAL | $ 67,885,437 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued salaries, bonuses, and related expenses | $ 17,066,898 |
| Due to affiliates | 960,043 |
| Accounts payable and accrued expenses | 890,708 |
| Other liabilities | 1,083,039 |
| Total liabilities | 20,000,688 |
| MEMBER'S EQUITY — Member's equity | 47,884,749 |
| TOTAL | $ 67,885,437 |

See notes to financial statements.

## LAZARD MIDDLE MARKET LLC

### STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| REVENUES: | |
| Investment banking | $ 108,009,403 |
| Restructuring advisory fees | 523,000 |
| Interest income | 641,207 |
| Total revenues | 109,173,610 |
| EXPENSES: | |
| Compensation and benefits | 60,426,832 |
| Executive management fee | 9,919,841 |
| Marketing and business development | 4,438,968 |
| Occupancy | 3,716,649 |
| Technology and information services | 2,889,964 |
| Professional services | 1,737,913 |
| Other expenses | 842,034 |
| Total expenses | 83,972,201 |
| NET INCOME | $ 25,201,409 |

See notes to financial statements.

# LAZARD MIDDLE MARKET LLC

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2022

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 25,201,409 |
| Adjustments to reconcile net income to net cash provided by operating activities — noncash items included in net income: | |
| Depreciation and amortization | 217,901 |
| Changes in operating assets and liabilities: | |
| Accounts receivable, net | 1,394,594 |
| Prepaid and other assets | (161,688) |
| Other liabilities | (13,547) |
| Due to and from affiliates | 4,026,366 |
| Accrued salaries, bonuses, and related expenses | (18,610,292) |
| Accounts payable and accrued expenses | 164,121 |
| Net cash provided by operating activities | 12,218,864 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of fixed assets | (367,466) |
| Net cash used in investing activities | (367,466) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital distributions | (25,000,000) |
| Net cash used in financing activities | (25,000,000) |
| DECREASE IN CASH AND CASH EQUIVALENTS | (13,148,602) |
| CASH AND CASH EQUIVALENTS — Beginning of year | 69,853,501 |
| CASH AND CASH EQUIVALENTS — End of year | $ 56,704,899 |

See notes to financial statements.

## LAZARD MIDDLE MARKET LLC

### STATEMENT OF CHANGES IN MEMBER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2022

| | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|
| BALANCE — January 1, 2022 | $ 18,516,000 | $ 29,167,340 | $ 47,683,340 |
| Capital distributions | - | (25,000,000) | (25,000,000) |
| Net income | - | 25,201,409 | 25,201,409 |
| BALANCE — December 31, 2022 | $ 18,516,000 | $ 29,368,749 | $ 47,884,749 |

See notes to financial statements.

## 1. NATURE AND ORGANIZATION OF BUSINESS

**Business** — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd, a publicly held company. The Company has one operating and reportable segment.

During the first quarter of 2022, the Company's management, working with the management of Lazard Freres, decided to transfer all of the business operations of the Company to Lazard Freres, with an effective date of January 1, 2023. Effective as of December 31, 2022, the Company submitted a request to deregister the Company as a broker-deal with FINRA, along with those states and other jurisdictions where it was registered. Effective as of January 1, 2023, all employees formerly of the Company became employees of Lazard Freres.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — These financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

**Cash and Cash Equivalents** — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. Cash equivalents consist of money market funds held with Citibank, N.A. and Institutional Cash Distributors, LLC, which are carried at fair value on a recurring basis. The money market funds of $56,697,326 as of December 31, 2022 were valued based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

**Revenue from Contracts with Customers** – Fees for services are recorded when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within investment banking and other advisory fees.

**Investment Banking and Other Advisory Fees** – Investment banking and restructuring advisory fees are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and are presented as revenue within investment banking or restructuring advisory fees, as applicable, in the statement of operations.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events.

**Operating Lease Right-of-use Assets and Operating Lease Liabilities** – The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease. For the purposes of these financial statements, the operating lease ROU asset and the operating lease liability have been classified in Prepaid and Other Assets and Other Liabilities, respectively.

**Operating Expenses** — The Company records operating expenses (compensation and benefits, executive management service charge, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services provided in facilitating the operations of the Company, including the cost of services provided by affiliates as discussed in Note 6.

**Income Taxes** — As a single-member limited liability company, the Company is a disregarded limited liability company for tax purposes and, therefore, does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the statement of operations.

**Fixed Assets, Net** — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected

in the statement of operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

**Accounts Receivable, Net** — Receivables are stated net of an estimated allowance for doubtful accounts determined in accordance with the current expected credit losses ("CECL") model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

**Prepaid and Other Assets** — Prepaid and other assets consist primarily of unamortized amounts of prepayments of services and insurance premiums as well as compensation expense related to deferred revenue.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2022, the Company had net capital as defined by Rule 15c3-1 of $49,495,501, which exceeds its required minimum net capital of $405,030 by $49,090,471. The Company's ratio of aggregate indebtedness to net capital was less than 1:1 at December 31, 2022 as shown within supplemental schedule g.

## 4. EXEMPTION

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the SEC. However, the Company filed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5 because its business is limited to providing investment banking advisory services (mergers and acquisition advice and agency private placements of securities) and other financial consulting and advisory services; the firm does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

## 5. FIXED ASSETS

As of December 31, 2022, the Company had the following fixed assets:

| | |
|---|---|
| Computer equipment | $ 791,810 |
| Furniture and equipment | 468,355 |
| Leasehold improvements | 974,960 |
| Total fixed assets | 2,235,125 |
| Less accumulated depreciation and amortization | 1,570,932 |
| Fixed assets, net | $ 664,193 |

During the year ended December 31, 2022, depreciation and amortization expense of $217,901 was recorded and classified within both occupancy expenses and technology and information services expenses.

## 6. TRANSACTIONS WITH AFFILIATES

As of December 31, 2022, the Company had receivables due from the following affiliates:

| | |
|---|---|
| Lazard Freres | $ 4,058,380 |
| Lazard Group LLC | 3,922,910 |
| Total | $ 7,981,290 |

As of December 31, 2022, the Company had payables due to the following affiliates:

| | |
|---|---|
| Lazard Strategic Coordination Co., LLC | $ 948,839 |
| Lazard Canada Inc. | 9,313 |
| Lazard & Co. Limited | 1,110 |
| Parent | 781 |
| Total | $ 960,043 |

Receivable due from Lazard Freres primarily relates to investment banking fees jointly earned by the Company and the affiliate. Receivable due from Lazard Group LLC primarily relate to prepayment of Lazard Fund Interests ("LFI") awards. Payable due to Lazard Strategic Coordination Co., LLC relates to executive management fees.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company. During the year ended December 31, 2022, the Company reimbursed its Parent $1,101,774 for operating expenses paid by the Parent on behalf of the Company, and various allocated costs, including depreciation and occupancy expenses for leased office space. For the purposes of these financial statements, these expenses have been classified in occupancy expenses in the statement of operations.

The Company also pays a monthly executive management fee to Lazard Strategic Coordination Co., LLC ("LSCC"), a wholly owned subsidiary of Lazard Group LLC. The management fee represents an allocation of global operating costs and management support services. The allocation is based on revenue and headcount. During the year ended December 31, 2022, management fees paid to LSCC were $9,919,841.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

## 7. MAJOR CUSTOMERS

In 2022, the Company had five customers that provided 36% of total revenues Based on the nature of the Company's business, these same customers are not expected to have material revenues in the following year.

## 8. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

**Operating Leases** — The Company leases office space in Charlotte, North Carolina under an operating lease arrangement that expires in July 2027. The lease has a renewal option that can be exercised at the discretion of the Company. The Company will only include the renewal option in the lease term when it is reasonably certain to exercise the option.

The operating lease liability at commencement reflects total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable. The Company determines its Discount with consideration of the public debt issuance of one of its affiliates, Lazard Group LLC, as well as publicly available data for instruments with similar characteristics. The Discount rate associated with this operating lease is 3.7% as of December 31, 2022.

In addition to rent payments, operating leases for office space generally contain payments for operating expenses and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component.

Future minimum payments for the noncancelable operating lease as of December 31, 2022, are as follows:

| **Years Ending December 31** | **Operating Lease** |
|---|---|
| 2023 | $ 167,959 |
| 2024 | 172,562 |
| 2025 | 177,301 |
| 2026 | 182,192 |
| 2027 | 108,495 |
| Net minimum lease payments | $ 808,509 |

Rent expense under the operating lease, which is included in occupancy expenses within the statement of operations, was $144,187 for the year ended December 31, 2022.

As disclosed in Note 6, the Company occupies additional office space leased by its affiliates and pays for the actual space used through its management agreement. The Company does not record the ROU assets or operating lease liabilities for those locations as the Company's affiliates are the leasee in the lease arrangements.

**Compensation and Benefits** — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate. The Company's contribution to the Plan recorded within compensation and benefits expense was $609,601 for the year ended December 31, 2022.

For the year ended December 31, 2022, the Company has accrued discretionary bonuses of $13,330,057 which are payable to employees for services completed during the year based on both performance and revenue-generating activities. The Company also recognized a prepaid asset in the amount of $196,861 for deferred compensation as it relates to those amounts of upfront consulting fee revenue that is unrealized as of December 31, 2022.

As part of the Company's overall compensation plan, certain employees are awarded shares of Lazard Ltd. stock in the form of RSU's which vest over a defined period of time. The Company is charged with an expense from Lazard Group LLC over the vesting period. During the year ended December 31, 2022 the RSU recharge expense from Lazard Group LLC was $6,647,546 and is recorded within compensation and benefits expense.

## 9. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2022, through the date these financial statements were issued. The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in these financial statements.

# SUPPLEMENTAL SCHEDULES

# LAZARD MIDDLE MARKET LLC — SCHEDULE g

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2022**

| | |
|---|---|
| NET CAPITAL: | |
| Total members's equity | $ 47,884,749 |
| Less nonallowable assets | (11,180,538) |
| Less haircut on securities | (1,133,946) |
| Add-back "right of use" asset | 595,179 |
| Add-back of accrued discretionary bonuses | 13,330,057 |
| NET CAPITAL | $ 49,495,501 |
| AGGREGATE INDEBTEDNESS: | |
| Total liabilities | $ 20,000,688 |
| Less operating lease liability | (595,179) |
| Less accrued discretionary bonuses | (13,330,057) |
| AGGREGATE INDEBTEDNESS | $ 6,075,452 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000, whichever is greater) | $ 405,030 |
| Excess net capital | $ 49,090,471 |
| Percentage of aggregate indebtedness to net capital | 12.27 % |

There are no material differences between the computation using the amounts reported in the accompanying audited financial statements and the computation as reported in the Company's FOCUS report Part IIA filed on January 26, 2023.

## LAZARD MIDDLE MARKET LLC

## SCHEDULE h

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
**AS OF DECEMBER 31, 2022**

---

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

## LAZARD MIDDLE MARKET LLC

## SCHEDULE i

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2022**

---

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.